FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2003


                              STELMAR SHIPPING LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   No X
                                     ---  ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto as Exhibit 99.1 are the Amended and Restated ByLaws of Stelmar Shipping Ltd.(the "Company"), as adopted by the Board of Directors of the Company on September 11, 2003. Substantive amendments are contained in
Article II, Sections 2, 3, 4 and 6, Article III,  Sections 1, 2, 3, 4 and 5; and
Article XI, Section 1. The Amended and Restated ByLaws are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-103642), filed on March 6, 2003, as Exhibit 3.1 to such Registration Statement.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  September 15, 2003                 By: /s/ Olga Lambrianidou
                                           ____________________________
                                           Name:  Olga Lambrianidou
                                           Title: Corporate Secretary










02509.0004 #428605